NO ACT

PE
12-18-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10010695

February 16, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/16/10

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202

Re: AT&T Inc.
Incoming letter dated December 18, 2009

Dear Mr. Wilson:

This is in response to your letters dated December 18, 2009 and January 22, 2010 concerning the shareholder proposal submitted to AT&T by Domini Social Investments and Walden Asset Management. We also have received a letter on the proponents' behalf dated January 19, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Adam Kanzer
General Counsel
Domini Social Investments
532 Broadway, 9th Floor
New York, NY 10012-3939

February 16, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 18, 2009

The proposal requests that AT&T provide a report on political contributions and payments used for "grassroots lobbying communications" that contains information specified in the proposal.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerelv.

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

1934 Act/Rule 14a-8

January 22, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2010 Annual Meeting
Stockholder Proposal of Domini Social Investments

Ladies and Gentlemen:

This letter is submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to supplement AT&T's original letter to you, dated December 18, 2009 (the "Original Letter"), regarding the proposal titled "Political Contributions Report" (the "Proposal"), submitted by Domini Social Investments ("Domini") and also by Walden Asset Management ("Walden" and, together with Domini, the "Proponents"), for inclusion in the proxy materials for AT&T's 2010 annual meeting of stockholders.

This letter should be read in conjunction with the Original Letter and the Proposal. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is being mailed concurrently to the Proponents.

We have received a copy of a letter from the Proponents to the Office of Chief Counsel, dated January 19, 2010, in response to the Original Letter. The purpose of this letter is to respond briefly to certain points in the Proponents' response.

The Proponents believe that the term "grassroots lobbying communications" has a "commonsense" meaning, and provide the following definition: "Grassroots lobbying communications are lobbying communications directed toward the general public on a public policy matter." However, there is a significant difference between the Proponents'

"commonsense" definition and the definition in the Code of Federal Regulations (CFR) referenced in the Proposal.

It goes without saying that a 16-word definition and a 15-page definition aren't the same. To take just one example, according to the "commonsense" definition, grassroots lobbying communications relate to "a public policy matter", whereas in the CFR definition, they relate to "specific legislation", as further defined (26 CFR Section 56.4911-2(b)(2)(ii)(A)). As one would expect, the CFR definition, with its numerous exceptions, is significantly narrower than the "commonsense" definition. As a result, if the Proponents' proposed sentence were added to the Proposal, it would not only fail to clarify the Proposal, it would render the Proposal misleading by suggesting that the term grassroots lobbying communications as defined in the CFR has the same meaning as the Proponents' "commonsense" definition.

In addition, the Company disagrees with the Proponents' attempt to distinguish the prior no-action letters cited in the Original Letter (PG&E Corporation (March 7, 2008), et al.). In each of those cases, as well as in the instant case, a material element of the proposal was vague for lack of an adequate definition.

Finally, in response to the Proponents' contention that AT&T "must comply with the cited section of the regulations," we note that 26 CFR Section 56.4911-2 applies only to public charities, not to AT&T.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,



Paul M. Wilson
General Attorney

Enclosures
cc: Adam Kanzer, Domini Social Investments
Tim Smith, Walden Asset Management

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

January 19, 2010

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Via email to *shareholderproposals@sec.gov*

Re: Stockholder proposal submitted to AT&T Inc. by Domini Social Investments and Walden Asset Management

Ladies and Gentlemen:

By letter dated December 18, 2009 (the "No-Action Request"), AT&T Inc. ("AT&T" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance confirm that it will not recommend enforcement action if AT&T omits a stockholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by Domini Social Investments and Walden Asset Management ("Domini" and "Walden," respectively). As the lead filer of this proposal, I am submitting this response on behalf of Domini and Walden.

The Proposal requests that AT&T provide a report (the "Report"), updated annually, disclosing (a) AT&T's policies and procedures for political contributions and expenditures (direct and indirect) made with corporate funds and for payments (both direct and indirect) used for grassroots lobbying communications; (b) monetary and non-monetary political contributions and expenditures not deductible under section 162(e)(1)(B) of the Internal Revenue Code, including but not limited to (i) contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities operating under 26 USC section 527 and (ii) any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution which if made directly by the corporation would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code; and (c) payments (both direct and indirect) used for grassroots lobbying communications as defined in 26 C.F.R. section 56.4911-2.

The request in subsection (c) above is intended to elicit disclosure of payments, both direct and indirect, used for grassroots lobbying communications, which represent a major gap in the regulatory disclosure requirements for corporate political spending and which have generated controversy in the past. For example, during the 2006 mid-term election season, the Chamber of Commerce launched a $10 million advertising campaign—which it termed a "voter education program"—aimed at "highlighting the positions of Congressional candidates on important



business issues," such as the Medicare prescription drug benefit. (See U.S. Chamber of Commerce Press Release available at http://www.uschamber.com/press/releases/2006/july/06-124.htm)

Press accounts at the time indicated that the pharmaceutical industry trade association PhRMA may have provided some of the funds for the Chamber's initiative, but the Chamber refused to comment on the source of the funds. (See, e.g., "Officials Say PhRMA Funded U.S. Chamber of Commerce Ads Touting Medicare Prescription Drug Benefit," Medical News Today, Aug. 30, 2006) (available at http://www.medicalnewstoday.com/articles/50674.php). Accordingly, there was no way for the public to know which corporations contributed to the effort. The Proposal seeks disclosure of information regarding payments used for grassroots lobbying communications, in addition to payments used for several other kinds of political purposes, in order to ensure that stockholders are given a full and accurate picture of AT&T's political expenditures.

AT&T claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(3), arguing that the term "grassroots lobbying communications" is excessively vague because it is defined by reference to a section of applicable regulations. AT&T cites a number of determinations in which the Staff allowed exclusion of proposals asking companies to take actions defined in outside guidelines. But in those proposals, the outside guidelines were integral to the change the proponents sought. For example, the proposals in PG&E Corporation (publicly available Mar. 7, 2008), Schering-Plough Corporation (publicly available Mar. 7, 2008), JPMorgan Chase & Co. (publicly available Mar. 5, 2008) and Boeing Co. (publicly available Feb. 10, 2004), sought independent board leadership but defined independence solely by reference to a definition promulgated by the Council of Institutional Investors. Similarly, the proposals in Smithfield Foods, Inc. (publicly available July 18, 2003), Johnson & Johnson (publicly available Feb. 7, 2003) and Kohl's Corp. (publicly available Mar. 13, 2001) all asked the companies to adopt a set of recommendations or prepare a report based exclusively on outside guidelines of some kind.

Here, by contrast, the definition at issue relates to only one of several elements of the Proposal. The reference to 26 C.F.R. section 56.4911-2 could be deleted without affecting the intelligibility of the proposal. Unlike the proposals cited by AT&T, the entirety of the Proposal does not rest on the definition supplied in the regulation; instead, it was added to provide additional information to those shareholders wanting a more in-depth understanding.

The term "grassroots lobbying communications" has an ordinary meaning that shareholders can easily grasp without reading any of the material in the referenced regulations. "Grassroots" is commonly understood to refer to communications made directly to voters or the public at large. "Lobbying" is bringing pressure to bear on legislators or regulators.

Of course, if the Staff believes that shareholders would benefit from further definition of this term (and/or deletion of the reference to the regulations on this subject), Domini and Walden have no objection to supplying one. We suggest the addition of the following sentence:



"Grassroots lobbying communications are lobbying communications directed toward the general public on a public policy matter."

In sum, the term "grassroots lobbying communications" is not so vague as to entitle AT&T to exclude the whole Proposal. The Proposal does not depend on the C.F.R. definition for its entire meaning in the same way the proposals in the determinations cited by AT&T did. Moreover, the term has a commonsense meaning that stockholders can easily comprehend. (AT&T, for its own part, cannot legitimately argue that it is confused about what the Proposal is seeking, given that it must comply with the cited section of the regulations.) For those reasons, AT&T has not satisfied its burden of showing that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(3), and we respectfully urge that its request for relief be denied.

* * * * *

Domini and Walden are pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact me at (212) 217-1027

Sincerely,



Adam Kanzer
General Counsel

cc: Paul M. Wilson
General Attorney
AT&T Inc.



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

1934 Act/Rule 14a-8

December 18, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2010 Annual Meeting
Stockholder Proposal of Domini Social Investments and Walden Asset Management

Ladies and Gentlemen:

This statement and material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 10, 2009, AT&T received a stockholder proposal and supporting statement (the "Proposal") submitted by Domini Social Investments ("Domini") for inclusion in AT&T's 2010 proxy materials. A copy of the Proposal and related correspondence is attached hereto as Annex A. AT&T also received the Proposal on November 11, 2009, submitted by Walden Asset Management ("Walden" and, together with Domini, the "Proponents"). A copy of the Proposal as submitted by Walden and related correspondence is attached hereto as Annex B. For the reasons stated below, AT&T intends to omit the Proposal from its 2010 proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the attachments. Copies of this letter and the attachments are being mailed concurrently to the Proponents as notice of AT&T's intention to omit the Proposal from its 2010 proxy materials.

The Proposal calls for a report disclosing AT&T's policies and procedures for political contributions and lobbying, as follows:

Resolved, that the shareholders of AT&T ("Company") hereby request that the Company provide a report, updated annually, disclosing the Company's:

1. *Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds and for payments (both direct and indirect) used for grassroots lobbying communications.*

2. *Monetary and non-monetary political contributions and expenditures not deductible under section 162(e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code.*

3. *Payments (both direct and indirect) used for grassroots lobbying communications as defined in 26 CFR §56.4911-2.*

4. *The report shall include the following:*

   a. *Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure;*
   b. *Identification of the person or persons in the Company who participated in making the decision to make the payment for grassroots lobbying communications;*
   c. *The internal guidelines or policies, if any, governing the Company's political contribution and expenditures and*
   d. *The internal guidelines or policies, if any, for engaging in grassroots lobbying communications.*

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

AT&T believes that the Proposal may be omitted from its 2010 proxy materials pursuant to Rule 14a-8(i)(3) because it is vague and indefinite.

The Proposal may be excluded from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(3) as vague and indefinite because it does not include a definition of the term "grass roots lobbying communications."

Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (September 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to

exclude a proposal if, among other things, it is so inherently vague and indefinite that neither the stockholders voting on it, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Moreover, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." See Fuqua Industries, Inc. (March 12, 1991).

The Staff has permitted the exclusion of proposals requesting that a company adopt a particular definition or set of guidelines when the proposal or supporting statement failed to include a description of the substantive provisions of the definition or set of guidelines being recommended. In each of PG&E Corporation (March 7, 2008), Schering-Plough Corporation (March 7, 2008) and JPMorgan Chase & Co. (March 5, 2008), the Staff concurred with the omission as vague and indefinite under Rule 14a-8(i)(3) of a proposal requesting the company to adopt a bylaw requiring an independent lead director, where the proposal specified that the applicable standard of independence was the standard set by the Council of Institutional Investors but failed to describe that standard. See also *Boeing Co.* (avail. Feb. 10, 2004) (concurring in the exclusion as vague and indefinite under Rule 14a-8(i)(3) of a proposal requesting a bylaw requiring the chairman of the company's board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition"); *Smithfield Foods, Inc.* (avail. July 18, 2003) (concurring in the exclusion under Rule 14a-8(i)(3) of a shareholder proposal requesting a report based upon the "Global Reporting Initiative"); *Johnson & Johnson* (avail. Feb. 7, 2003) (permitting the omission of a shareholder proposal in reliance on Rule 14a-8(i)(3) requesting the adoption of the "Glass Ceiling Commission's" business recommendations); *Kohl's Corp.* (avail. Mar. 13, 2001) (concurring in the exclusion of a shareholder proposal in reliance on Rule 14a-8(i)(3) requesting implementation of the "SA8000 Social Accountability Standards").

The term "grass roots lobbying communications" appears four times in the Proposal and twice in the supporting statement. It is clearly a material element of the Proposal. In one of those instances, the Proposal indicates that the term is "as defined in 26 CFR § 56.4911-2." Section 56.4911-2 of the Code of Federal Regulations, a copy of which is attached hereto as Annex C, is 15 pages long. It includes the definition of the term "grass roots lobbying communications" itself, the definitions of various terms used within the definition of "grass roots lobbying communications," and various exceptions, examples and special rules (including "the special rebuttable presumption regarding a limited number of paid mass media communications about highly publicized legislation").

The term "grass roots lobbying communications" is not self-explanatory, and the cross-reference to the Code of Federal Regulations does not clarify what the term means. It merely presents stockholders with the challenge of navigating an enormously lengthy and complex definition in order to understand a key term of the Proposal.

Like the proposals in PG&E Corporation, Schering-Plough Corporation and JPMorgan Chase & Co., the Proposal specifies a particular definition but does not describe that definition. Because the Proposal fails to describe one of its material terms, stockholders will not know what they are being asked to approve, or what the Proposal would require the Company to do, without consulting the Code of Federal Regulations, and digesting the 15 page definition of "grass roots lobbying communications." Therefore, we believe that the Proposal is impermissibly vague and indefinite, and may be omitted pursuant to Rule 14a-8(i)(3).

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,



Paul M. Wilson
General Attorney

Enclosures

cc: Adam Kanzer, Domini Social Investments
Tim Smith, Walden Asset Management

Annex A

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

RECEIVED
NOV 1 0 2009
CORPORATE
SECRETARY'S OFFICE

November 9, 2009

Senior Vice President and Secretary
AT&T
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

VIA UNITED PARCEL SERVICE

Re: Shareholder Proposal Requesting Political Contributions Report

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds, including the Domini Social Equity Fund.

We are submitting the attached proposal regarding AT&T's political contributions for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. As you are aware, we have sponsored similar proposals at AT&T for the past four years, and at SBC Communications and BellSouth.

Three years ago, in response to our proposal, Verizon agreed to annual public disclosure of its political contributions. The company also published its political contributions policy, which provides for board oversight. We are not seeking to isolate any individual company, but to establish political transparency and accountability as an industry-wide practice.

As you know, even after the McCain-Feingold federal campaign finance law, questions remain about the effects of corporate influence on electoral campaigns, public referenda, and even state judicial races. State laws regarding corporate contributions to campaigns for state and local offices vary widely, and unlimited soft money contributions to some politically active organizations are currently allowed. At the same time, information about corporate contributions is difficult to collect through publicly available sources. As investors, therefore, we are concerned that unless the companies we hold provide comprehensive disclosure of their own political contributions, speculation about their political activities may adversely impact corporate reputation.

This proposal also seeks disclosure of AT&T's contributions to trade associations. For more background on this important issue, we recommend a report by the Center for Political Accountability entitled "Hidden Rivers: How Trade Associations Conceal Corporate Political Spending, Its Threat to Companies, and What Shareholders Can Do" (available at http://www.politicalaccountability.net). The report details the important role trade associations have taken in the political process, and the risks presented to shareholder value.

Political contributions disclosure provides a company with an opportunity to explain the rationale behind its actions and the reasons it supports certain policy objectives. It also provides investors with the ability

Domini Social Investments 536 Broadway, 7th Floor | New York, NY 10012-3915 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor



to evaluate whether corporate money is being used for legitimate business purposes, or to fund partisan political causes that may be damaging to shareholder value. An increasing number of large corporations have begun to disclose their political contributions, and we believe that AT&T would benefit from doing so as well.

We have held more than $2,000 worth of AT&T shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of AT&T shares from our portfolio's custodian is available upon request. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

You will be receiving an identical proposal from Tim Smith at Walden Asset Management. Please consider me to be lead proponent for purposes of communication, but copy Mr. Smith on all communications.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,



Adam Kanzer
Managing Director & General Counsel

Encl.

Cc: Tim Smith, Walden Asset Management



Political Contributions Report

Resolved, that the shareholders of AT&T ("Company") hereby request that the Company provide a report, updated annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds and for payments (both direct and indirect) used for grassroots lobbying communications.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code.

3. Payments (both direct and indirect) used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2.

4. The report shall include the following:

    a. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure
    b. Identification of the person or persons in the Company who participated in making the decision to make the payment for grassroots lobbying communications;
    c. The internal guidelines or policies, if any, governing the Company's political contribution and expenditures and
    d. The internal guidelines or policies, if any, for engaging in grassroots lobbying communications.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Supporting Statement

As long-term AT&T shareholders, we support transparency and accountability in corporate political spending. These activities include direct and indirect political contributions to candidates, political parties or organizations; independent expenditures; grassroots lobbying communication; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with sound public policy, in the company's and its shareholders best interest, and critical for compliance with recent federal ethics legislation. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the company and its shareholders.

AT&T contributed about $26.6 million in corporate funds since the 2002 election cycle. (CQ's PoliticalMoneyLine: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.) However, publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's trade association payments used for political activities and grassroots lobbying communications are undisclosed and unknown. In many cases, even corporate management does not know how trade associations use their company's money politically.

The proposal asks the Company to disclose all of its political expenditures, including payments to trade associations and other tax exempt organizations. The Company's Board and its shareholders need complete disclosure to be able to evaluate the political use of corporate assets.



Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
208 S. Akard St., Room 3025
Dallas, Texas 75202
Ph. (214) 757-7982

November 12, 2009

Via UPS
Domini Social Investments
536 Broadway, 7th Floor
New York, NY 10012-3915

Attn: Adam Kanzer, Esq.
Managing Director & General Counsel

Dear Mr. Kanzer:

On November 10, 2009, we received your letter dated November 9, 2009, submitting a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2010 annual meeting. We are currently reviewing the proposal to determine if it is appropriate for inclusion.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of shares of AT&T Inc. common stock at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal.

Domini Social Investments does not appear in our records as a registered stockholder. Therefore, in accordance with SEC rules, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the requisite number of shares were continuously held for at least one year. *You must provide the required documentation no later than 14 days from your receipt of this letter.*

Please note that if you or your qualified representative does not present the proposal at the annual meeting, it will not be voted upon. The date and location of the annual meeting will be provided to you at a later date.

Sincerely,

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

November 18, 2009

Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
208 S. Akard St., Room 3025
Dallas, Texas 75202

Via United Parcel Service

Re: Proof of Ownership for Submission of Shareholder Proposal

Dear Ms. Justice:

In response to your letter dated November 12, enclosed please find a letter from State Street, custodian of our portfolio, verifying our ownership of the requisite number of shares to file a shareholder proposal.

Please contact me at (212) 217-1027 if you need anything further.

Sincerely,



Adam Kanzer
General Counsel

Encl.

State Street Bank and Trust Company

November 17, 2009

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Domini Social Equity Fund

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Fund, has continuously held shares of AT&T Inc for more than one year in accounts OMB Memorandum M-07-16 at the Depository Trust Company. As of November 09, 2009, State Street held 655,219 shares, 618,404 of which were held continuously for more than one year.

Security	Number of Shares	Shares Held 1+ Years
AT&T Inc	655,219	618,404

If you have any questions or need additional information, please contact me at (617) 937-3256.

Sincerely,



Jennifer Burdon
Officer
State Street Bank & Trust

Annex B



November 10, 2009

Ms. Ann Effinger Meuleman
Corporate Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, TX 75202

Dear Ms. Meuleman:

Walden Asset Management holds at least 67,664 shares of AT&T on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with $1.5 billion in assets under management. We appreciate the leadership of AT&T on a variety of environment, social and governance issues over the years. We write today to encourage you to take steps to increase corporate accountability related to political contributions.

We are co-filing the enclosed shareholder proposal with Domini Social Investments for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 and we consider Domini Social Investments as the primary filer. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of AT&T shares.

We have been a shareholder for more than one year and verification of our ownership position is enclosed. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Sincerely,

Timothy Smith
Senior Vice President

Encl. Resolution Text



Boston Trust & Investment
Management Company

November 10, 2009

To Whom It May Concern:

Boston Trust & Investment Management Company (Boston Trust) acts as custodian for Walden Asset Management, a division of Boston Trust.

We are writing to verify that Walden Asset Management currently holds at least 67,664 shares of AT&T (Cusip #00206R102). We confirm that Walden Asset Management has beneficial ownership of at least $2,000 in market value of the voting securities of AT&T and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact Regina Morgan at 617-726-7259 or rmorgan@bostontrust.com directly.

Sincerely,



Kenneth S. Pickering
Director of Operations

Political Contributions Report

Resolved, that the shareholders of AT&T ("Company") hereby request that the Company provide a report, updated annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds and for payments (both direct and indirect) used for grassroots lobbying communications.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code.

3. Payments (both direct and indirect) used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2.

4. The report shall include the following:

   a. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure
   b. Identification of the person or persons in the Company who participated in making the decision to make the payment for grassroots lobbying communications;
   c. The internal guidelines or policies, if any, governing the Company's political contribution and expenditures and
   d. The internal guidelines or policies, if any, for engaging in grassroots lobbying communications.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Supporting Statement

As long-term AT&T shareholders, we support transparency and accountability in corporate political spending. These activities include direct and indirect political contributions to candidates, political parties or organizations; independent expenditures; grassroots lobbying communication; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with sound public policy, in the company's and its shareholders best interest, and critical for compliance with recent federal ethics legislation. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the company and its shareholders.

AT&T contributed about $26.6 million in corporate funds since the 2002 election cycle. (CQ's PoliticalMoneyLine: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.) However, publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's trade association payments used for political activities and grassroots lobbying communications are undisclosed and unknown. In many cases, even corporate management does not know how trade associations use their company's money politically.

The proposal asks the Company to disclose all of its political expenditures, including payments to trade associations and other tax exempt organizations. The Company's Board and its shareholders need complete disclosure to be able to evaluate the political use of corporate assets.

Annex C


NATIONAL ARCHIVES AND RECORDS ADMINISTRATION
1985

Code of Federal Regulations

26

Parts 50 to 299

Revised as of April 1, 2009

Internal Revenue

Containing a codification of documents of general applicability and future effect

As of April 1, 2009

With Ancillaries

Published by
Office of the Federal Register
National Archives and Records Administration

A Special Edition of the Federal Register

(3) Votes required under governing instrument or local law.
(4) Representatives constituting less than 15% of governing board.
(5) Representatives.
(c) Governing instrument.
(d) Three or more organizations affiliated.
(1) Two controlled organizations affiliated.
(2) Chain rule.
(e) Affiliated group of organizations.
(1) Defined.
(2) Multiple membership.
(3) Taxable year of affiliated group.
(4) Electing member organization.
(5) Election of member's year as group's taxable year.
(f) Examples.

§56.4911–8 Excess lobbying expenditures of affiliated group.

(a) Application.
(b) Affiliated group treated as one organization.
(c) Tax imposed on excess lobbying expenditures of affiliated group.
(d) Liability for tax.
(1) Electing organizations.
(2) Tax based on excess lobbying expenditures.
(3) Tax based on excess grass roots expenditures.
(4) Tax based on exempt purpose expenditures.
(5) Taxable year for which liable.
(6) Organization a member of more than one affiliated group.
(e) Former member organizations.

§56.4911–9 Application of section 501(h) to affiliated groups of organizations.

(a) Scope.
(b) Determination required.
(c) Member organizations that are not electing organizations.
(d) Filing of information relating to affiliated group of organizations.
(1) Scope.
(2) In general.
(3) Additional information required.
(4) Information required of electing member organization.
(e) Example.
(f) Cross reference.

§56.4911–10 Members of a limited affiliated group of organizations.

(a) Scope.
(b) Members of limited affiliated group.
(c) Controlling and controlled organizations.
(d) Expenditures of controlling organization.
(1) Scope.
(2) Expenditures for direct lobbying.
(3) Grass roots expenditures.
(4) Exempt purpose expenditures.

(e) Expenditures of controlled member.
(f) Reports of members of limited affiliated groups.
(1) Controlling member organization's additional information on annual return.
(2) Reports of controlling members to other members.
(3) Reports of controlled member organizations.
(g) National legislative issues.
(h) Examples.

§56.6001–1 Notice or regulations requiring records, statements, and special returns.

(a) In general.
(b) Cross references.

§56.6011–1 General requirement of return, statement, or list.

§56.4911–1 Tax on excess lobbying expenditures.

(a) *In general.* Section 4911(a) imposes an excise tax of 25 percent on the excess lobbying expenditures (as defined in paragraph (b) of this section) for a taxable year of an organization for which the expenditure test election under section 501(h) is in effect (an "electing public charity"). An electing public charity's annual limit on expenditures for influencing legislation (*i.e.*, the amount of lobbying expenditures on which no tax is due) is the lobbying nontaxable amount or, on expenditures for influencing legislation through grass roots lobbying, the grass roots nontaxable amount (see paragraph (c) of this section). For rules concerning the application of the excise tax imposed by section 4911(a) to the members of an affiliated group of organizations (as defined in §56.4911–7(e)), see §56.4911–8.

(b) *Excess lobbying expenditures.* For any taxable year for which the expenditure test election under section 501(h) is in effect, the amount of an electing public charity's excess lobbying expenditures is the greater of—

(1) The amount by which the organization's lobbying expenditures (within the meaning of §56.4911–2(a)) exceed the organization's lobbying nontaxable amount, or

(2) The amount by which the organization's grass roots expenditures (within the meaning of §§56.4911–2(a)) exceed the organization's grass roots nontaxable amount.

(c) *Nontaxable amounts*—(1) *Lobbying nontaxable amount.* Under section 4911(c)(2), the lobbying nontaxable amount for any taxable year for which the expenditure test election is in effect is the lesser of—

(i) $1,000,000, or

(ii) To the extent of the electing public charity's exempt purpose expenditures (within the meaning of §56.4911–4) for that year, the sum of 20 percent of the first $500,000 of such expenditures, plus 15 percent of the second $500,000 of such expenditures, plus 10 percent of the third $500,000 of such expenditures, plus 5 percent of the remainder of such expenditures.

(2) *Grass roots nontaxable amount.* Under section 4911(c)(4), an electing public charity's grass roots nontaxable amount for any taxable year is 25 percent of its lobbying nontaxable amount for that year.

(d) *Examples.* The provisions of this section are illustrated by the examples in §1.501(h)–3.

§56.4911–2 Lobbying expenditures, direct lobbying communications, and grass roots lobbying communications.

(a) *Lobbying expenditures*—(1) *In general.* An electing public charity's lobbying expenditures for a year are the sum of its expenditures during that year for direct lobbying communications ("direct lobbying expenditures") plus its expenditures during that year for grass roots lobbying communications ("grass roots expenditures").

(2) *Overview of §56.4911–2 and the definitions of "direct lobbying communication" and "grass roots lobbying communication".* Paragraph (b)(1) of this section defines the term "direct lobbying communication." Paragraph (b)(2) of this section provides the general definition of the term "grass roots lobbying communication." (But also see paragraph (b)(5) of this section (special rebuttable presumption regarding certain paid mass media communications) and §56.4911–5 (special, more lenient, definitions for certain communications from an electing public charity to its bona fide members)). Paragraph (b)(3) of this section lists and cross-references various exceptions to the definitions set forth in paragraphs (b) (1)

and (2) (the text of the exceptions, along with relevant definitions and examples, is generally set forth in paragraph (c)). Paragraph (b)(4) of this section contains numerous examples illustrating the application of paragraphs (b) (1), (2) and (3). As mentioned above, paragraph (b)(5) of this section sets forth the special rebuttable presumption regarding a limited number of paid mass media communications about highly publicized legislation. Paragraph (d) of this section contains definitions of (and examples illustrating) various terms used in this section.

(b) *Influencing legislation: direct and grass roots lobbying communications defined*—(1) *Direct lobbying communication*—(i) *Definition.* A direct lobbying communication is any attempt to influence any legislation through communication with:

(A) Any member or employee of a legislative body; or

(B) Any government official or employee (other than a member or employee of a legislative body) who may participate in the formulation of the legislation, but only if the principal purpose of the communication is to influence legislation.

(ii) *Required elements.* A communication with a legislator or government official will be treated as a direct lobbying communication under this § 56.4911-2(b)(1) if, but only if, the communication:

(A) Refers to specific legislation (see paragraph (d)(1) of this section for a definition of the term "specific legislation"); and

(B) Reflects a view on such legislation.

(iii) *Special rule for referenda, ballot initiatives or similar procedures.* Solely for purposes of this section 4911, where a communication refers to and reflects a view on a measure that is the subject of a referendum, ballot initiative or similar procedure, the general public in the State or locality where the vote will take place constitutes the legislative body, and individual members of the general public area, for purposes of this paragraph (b)(1), legislators. Accordingly, if such a communication is made to one or more members of the general public in that state or locality, the communication is a direct lobbying communication (unless it is nonpartisan analysis, study or research (see paragraph (c)(1) of this section).

(2) *Grass roots lobbying communication*—(i) *Definition.* A grass roots lobbying communication is any attempt to influence any legislation through an attempt to affect the opinions of the general public or any segment thereof.

(ii) *Required elements.* A communication will be treated as a grass roots lobbying communication under this § 56.4911-2(b)(2)(ii) if, but only if, the communication:

(A) Refers to specific legislation (see paragraph (d)(1) of this section for a definition of the term "specific legislation");

(B) Reflects a view on such legislation; and

(C) Encourages the recipient of the communication to take action with respect to such legislation (see paragraph (b)(2)(iii) of this section for the definition of encouraging the recipient to take action.

For special, more lenient rules regarding an organization's communications directed only or primarily to bona fide members of the organization, see § 56.4911-5. For special rules regarding certain paid mass media advertisements about highly publicized legislation, see paragraph (b)(5) of this section. For special rules regarding lobbying on referenda, ballot initiatives and similar procedures, see paragraph (b)(1)(iii) of this section).

(iii) *Definition of encouraging recipient to take action.* For purposes of this section, encouraging a recipient to take action with respect to legislation means that the communication:

(A) States that the recipient should contact a legislator or an employee of a legislative body, or should contact any other government official or employee who may participate in the formulation of legislation (but only if the principal purpose of urging contact with the government official or employee is to influence legislation);

(B) States the address, telephone number, or similar information of a legislator or an employee of a legislative body;

the communication is a direct lobbying communication (unless it is nonpartisan analysis, study or research (see paragraph (c)(1) of this section).

(2) *Grass roots lobbying communication*—(i) *Definition.* A grass roots lobbying communication is any attempt to influence any legislation through an attempt to affect the opinions of the general public or any segment thereof.

(ii) *Required elements.* A communication will be treated as a grass roots lobbying communication under this § 56.4911–2(b)(2)(ii) if, but only if, the communication:

(A) Refers to specific legislation (see paragraph (d)(1) of this section for a definition of the term "specific legislation");

(B) Reflects a view on such legislation; and

(C) Encourages the recipient of the communication to take action with respect to such legislation (see paragraph (b)(2)(iii) of this section for the definition of encouraging the recipient to take action.

For special, more lenient rules regarding an organization's communications directed only or primarily to bona fide members of the organization, see § 56.4911–5. For special rules regarding certain paid mass media advertisements about highly publicized legislation, see paragraph (b)(5) of this section. For special rules regarding lobbying on referenda, ballot initiatives and similar procedures, see paragraph (b)(1)(iii) of this section).

(iii) *Definition of encouraging recipient to take action.* For purposes of this section, encouraging a recipient to take action with respect to legislation means that the communication:

(A) States that the recipient should contact a legislator or an employee of a legislative body, or should contact any other government official or employee who may participate in the formulation of legislation (but only if the principal purpose of urging contact with the government official or employee is to influence legislation);

(B) States the address, telephone number, or similar information of a legislator or an employee of a legislative body;

(C) Provides a petition, tear-off postcard or similar material for the recipient to communicate with a legislator or an employee of a legislative body, or with any other government official or employee who may participate in the formulation of legislation (but only if the principal purpose of so facilitating contact with the government official or employee is to influence legislation); or

(D) Specifically identifies one or more legislators who will vote on the legislation as: opposing the communication's view with respect to the legislation; being undecided with respect to the legislation; being the recipient's representative in the legislature; or being a member of the legislative committee or subcommittee that will consider the legislation. Encouraging the recipient to take action under this paragraph (b)(2)(iii)(D) does not include naming the main sponsor(s) of the legislation for purposes of identifying the legislation.

(iv) *Definition of directly encouraging recipient to take action.* Communications described in one or more of paragraphs (b)(2)(iii) (A) through (C) of this section not only "encourage," but also "directly encourage" the recipient to take action with respect to legislation. Communications described in paragraph (b)(2)(iii)(D) of this section, however, do not directly encourage the recipient to take action with respect to legislation. Thus, a communication would encourage the recipient to take action with respect to legislation, but not directly encourage such action, if the communication does no more than identify one or more legislators who will vote on the legislation as: opposing the communication's view with respect to the legislation; being undecided with respect to the legislation; being the recipient's representative in the legislature; or being a member of the legislative committee or subcommittee that will consider the legislation. Communications that encourage the recipient to take action with respect to legislation but that do not directly encourage the recipient to take action with respect to legislation may be within the exception for nonpartisan analysis, study or research (se paragraph (c)(1) of this section) and thus not be grass roots lobbying communications.

(v) *Subsequent lobbying use of nonlobbying communications or research materials*—(A) *Limited effect of application.* Even though certain communications or research materials are initially not grass roots lobbying communications under the general definition set forth in paragraph (b)(2)(ii) of this section, subsequent use of the communications or research materials for grass roots lobbying may cause them to be treated as grass roots lobbying communications. This paragraph (b)(2)(v) does not cause any communications or research materials to be considered direct lobbying communications.

(B) *Limited scope of application.* Under this paragraph (b)(2)(v), only "advocacy communications or research materials" are potentially treated as grass roots lobbying communications. Communications or research materials that are not "advocacy communications or research materials" are not treated as grass roots lobbying communications under this paragraph (b)(2)(v). "Advocacy communications or research materials" are any communications or materials that both refer to and reflect a view on specific legislation but that do not, in their initial format, contain a direct encouragement for recipients to take action with respect to legislation.

(C) *Subsequent use in lobbying.* Where advocacy communications or research materials are subsequently accompanied by a direct encouragement for recipients to take action with respect to legislation, the advocacy communications or research materials themselves are treated as grass roots lobbying communications unless the organization's primary purpose in undertaking or preparing the advocacy communications or research materials was not for use in lobbying. In such a case, all expenses of preparing and distributing the advocacy communications or research materials will be treated as grass roots expenditures.

(D) *Time limit on application of subsequent use rule.* The characterization of expenditures as grass roots lobbying expenditures under paragraph (b)(2)(v)(C) shall apply only to expenditures paid less than six months before

the first use of the advocacy communications or research materials with a direct encouragement to action.

(E) *Safe harbor in determining "primary purpose".* The primary purpose of the organization in undertaking or preparing advocacy communications or research materials will not be considered to be for use in lobbying if, prior to or contemporaneously with the use of the advocacy communications or research materials with the direct encouragement to action, the organization makes a substantial nonlobbying distribution of the advocacy communications or research materials (without the direct encouragement to action). Whether a distribution is substantial will be determined by reference to all of the facts and circumstances, including the normal distribution pattern of similar nonpartisan analyses, studies or research by that and similar organizations.

(F) *Special rule for partisan analysis, study or research.* In the case of advocacy communications or research materials that are not nonpartisan analysis, study or research, the nonlobbying distribution thereof will not be considered "substantial" unless that distribution is at least as extensive as the lobbying distribution thereof.

(G) *Factors considered in determining primary purpose.* Where the nonlobbying distribution of advocacy communications or research materials is not substantial, all of the facts and circumstances must be weighed to determine whether the organization's primary purpose in preparing the advocacy communications or research materials was for use in lobbying. While not the only factor, the extent of the organization's nonlobbying distribution of the advocacy communications or research materials is particularly relevant, especially when compared to the extent of their distribution with the direct encouragement to action. Another particularly relevant factor is whether the lobbying use of the advocacy communications or research materials is by the organization that prepared the document, a related organization, or an unrelated organization. Where the subsequent lobbying distribution is made by an unrelated organization, clear and convincing evidence (which must include evidence demonstrating cooperation or collusion between the two organizations) will be required to establish that the primary purpose for preparing the communication for use in lobbying.

(H) *Examples.* The provisions of this paragraph (b)(2)(v) are illustrated by the following examples:

Example 1. Assume a nonlobbying "report" (that is not nonpartisan analysis, study or research) is prepared by an organization, but distributed to only 50 people. The report, in that format, refers to and reflects a view on specific legislation but does not contain a direct encouragement for the recipients to take action with respect to legislation. Two months later, the organization sends the report to 10,000 people along with a letter urging recipients to write their Senators about the legislation discussed in the report. Because the report's nonlobbying distribution is not as extensive as its lobbying distribution, the report's nonlobbying distribution is not substantial for purposes of this paragraph (b)(2)(v). Accordingly, the organization's primary purpose in preparing the report must be determined by weighing all of the facts and circumstances. In light of the relatively minimal nonlobbying distribution and the fact that the lobbying distribution is by the preparing organization rather than by an unrelated organization, and in the absence of evidence to the contrary, both the report and the letter are grass roots lobbying communications. Assume that all costs of preparing the report were paid within the six months preceding the mailing of the letter. Accordingly, all of the organization's expenditures for preparing and mailing the two documents are grass roots lobbying expenditures.

Example 2. Assume the same facts as in Example (1), except that the costs of the report are paid over the two month period of January and February. Between January 1 and 31, the organization pays $1,000 for the report. In February, the organization pays $500 for the report. Further assume that the report is first used with a direct encouragement to action on August 1. Six months prior to August 1 is February 1. Accordingly, no costs paid for the report before February 1 are treated as grass roots lobbying expenditures under the subsequent use rule. Under these facts, the subsequent use rule treats only the $500 paid for the report in February as grass roots lobbying expenditures.

(3) *Exceptions to the definition of influencing legislation.* In many cases, a communication is not a direct or grass roots lobbying communication under paragraph (b)(1) or (b)(2) of this section if it falls within one of the exceptions

(which must include evidence demonstrating cooperation or collusion between the two organizations) will be required to establish that the primary purpose for preparing the communication for use in lobbying.

(H) *Examples.* The provisions of this paragraph (b)(2)(v) are illustrated by the following examples:

Example 1. Assume a nonlobbying "report" (that is not nonpartisan analysis, study or research) is prepared by an organization, but distributed to only 50 people. The report, in that format, refers to and reflects a view on specific legislation but does not contain a direct encouragement for the recipients to take action with respect to legislation. Two months later, the organization sends the report to 10,000 people along with a letter urging recipients to write their Senators about the legislation discussed in the report. Because the report's nonlobbying distribution is not as extensive as its lobbying distribution, the report's nonlobbying distribution is not substantial for purposes of this paragraph (b)(2)(v). Accordingly, the organization's primary purpose in preparing the report must be determined by weighing all of the facts and circumstances. In light of the relatively minimal nonlobbying distribution and the fact that the lobbying distribution is by the preparing organization rather than by an unrelated organization, and in the absence of evidence to the contrary, both the report and the letter are grass roots lobbying communications. Assume that all costs of preparing the report were paid within the six months preceding the mailing of the letter. Accordingly, all of the organization's expenditures for preparing and mailing the two documents are grass roots lobbying expenditures.

Example 2. Assume the same facts as in Example (1), except that the costs of the report were paid over the two month period of January and February. Between January 1 and 31, the organization pays $1,000 for the report. In February, the organization pays $500 for the report. Further assume that the report is first used with a direct encouragement to action on August 1. Six months prior to August is February 1. Accordingly, no costs paid for the report before February 1 are treated as grass roots lobbying expenditures under the subsequent use rule. Under these facts, the subsequent use rule treats only the $500 paid for the report in February as grass roots lobbying expenditures.

(3) *Exceptions to the definition of influencing legislation.* In many cases, a communication is not a direct or grass roots lobbying communication under paragraph (b)(1) or (b)(2) of this section if it falls within one of the exceptions

listed in paragraph (c) of this section. See paragraph (c)(1), Nonpartisan analysis, study or research; paragraph (c)(2), Examinations and discussions of broad social, economic and similar problems; paragraph (c)(3), Requests for technical advice; and paragraph (c)(4), Communications pertaining to self-defense by the organization. In addition, see § 56.4911-5, which provides special rules regarding the treatment of certain lobbying communications directed in whole or in part to members of an electing public charity.

(4) *Examples.* This paragraph (b)(4) provides examples to illustrate the rules set forth in the section regarding direct and grass roots lobbying. The expenditure test election under section 501(h) is assumed to be in effect for all organizations discussed in the examples in this paragraph (b)(4). In addition, it is assumed that the special rules of § 56.4911-5, regarding certain of a public charity's communications with its members, do not apply to any of the examples in this paragraph (b)(4).

(i) *Direct lobbying.* The provisions of this section regarding direct lobbying communications are illustrated by the following examples:

Example 1. Organization P's employee, X, is assigned to approach members of Congress to gain their support for a pending bill. X drafts and P prints a position letter on the bill. P distributes the letter to members of Congress. Additionally, X personally contacts several members of Congress or their staffs to seek support for P's position on the bill. The letter and the personal contacts are direct lobbying communications.

Example 2. Organization M's president writes a letter to the Congresswoman representing the district in which M is headquartered, requesting that the Congresswoman write an administrative agency regarding proposed regulations recently published by that agency. M's president also requests that the Congresswoman's letter to the agency state the Congresswoman's support of M's application for a particular type of permit granted by the agency. The letter written by M's president is not a direct lobbying communication.

Example 3. Organization Z prepares a paper on a particular state's environmental problems. The paper does not reflect a view on any specific pending legislation or on any specific legislative proposal that Z either supports or opposes. Z's representatives give the paper to a state legislator. Z's paper is not a direct lobbying communication.

Example 4. State X enacts a statute that requires the licensing of all day care providers. Agency B in State X is charged with preparing rules to implement the bill enacted by State X. One week after enactment of the bill, organization C sends a letter to Agency B providing detailed proposed rules that organization C suggests to Agency B as the appropriate standards to follow in implementing the statute on licensing of day care providers. Organization C's letter to Agency B is not a lobbying communication.

Example 5. Organization B researches, prepares and prints a code of standards of minimum safety requirements in an area of common electrical wiring. Organization B sells the code of standards booklet to the public and its is widely used by professional in the installation of electrical wiring. A number of states have codified all, or part, of the code of standards as mandatory safety standards. On occasion, B lobbies state legislators for passage of the code of standards for safety reasons. Because the primary purpose of preparing the code of standards was the promotion of public safety and the standards were specifically used in a profession for that purpose, separate from any legislative requirement, the research, preparation, printing and public distribution of the code of standards is not an expenditure for a direct (or grass roots) lobbying communication. Costs, such as transportation, photocopying, and other similar expenses, incurred in lobbying state legislators for passage of the code of standards into law are expenditures for direct lobbying communications.

Example 6. On the organization's own initiative, representatives of Organization F present written testimony to a Congressional committee. The news media report on the testimony of Organization F, detailing F's opposition to a pending bill. The testimony is a direct lobbying communication but is not a grass roots lobbying communication.

Example 7. Organization R's monthly newsletter contains an editorial column that refers to and reflects a view on specific pending bills. R sends the newsletter to 10,000 nonmember subscribers. Senator Doe is among the subscribers. The editorial column in the newsletter copy sent to Senator Doe is not a direct lobbying communication because the newsletter is sent to Senator Doe in her capacity as a subscriber rather than her capacity as a legislator. (NOTE, though, that the editorial column may be a grass roots lobbying communication if it encourages recipients to take action with respect to the pending bills it refers to and on which it reflects a view).

Example 8. Assume the same facts as in Example (7), except that one of Senator Doe's staff members sees Senator Doe's copy of the

editorial and writes to R requesting additional information. R responds with a letter that refers to and reflects a view on specific legislation. R's letter is a direct lobbying communication unless it is within one of the exceptions set forth in paragraph (c) of this section (such as the exception for nonpartisan analysis, study or research). (R's letter is not within the scope of the exception for responses to written requests from a legislative body or committee for technical advice (see paragraph (c)(3) of this section) because the letter is not in response to a written request from a legislative body or committee).

(ii) *Grass roots lobbying.* The provisions of this section regarding grass roots lobbying communications are illustrated in paragraph (b)(4)(ii)(A) of this section by examples of communications that are not grass roots lobbying communications and in paragraph (b)(4)(ii)(B) by examples of communications that are grass roots lobbying communications. The provisions of this section are further illustrated in paragraph (b)(4)(ii)(C), with particular regard to the exception for nonpartisan analysis, study, or research:

(A) *Communications that are not grass roots lobbying communications.*

Example 1. Organization L places in its newsletter an article that asserts that lack of new capital is hurting State W's economy. The article recommends that State W residents either invest more in local businesses or increase their savings so that funds will be available to others interested in making investments. The article is an attempt to influence opinions with respect to a general problem that might receive legislative attention and is distributed in a manner so as to reach and influence many individuals. However, the article does not refer to specific legislation that is pending in a legislative body, nor does the article refer to a specific legislative proposal the organization either supports or opposes. The article is not a grass roots lobbying communication.

Example 2. Assume the same facts as Example (1), except that the article refers to a bill pending in State W's legislature that is intended to provide tax incentives for private savings. The article praises the pending bill and recommends that it be enacted. However, the article does not encourage readers to take action with respect to the legislation. The article is not a grass roots lobbying communication.

Example 3. Organization B sends a letter to all persons on its mailing list. The letter includes an update on numerous environmental issues with a discussion of general concerns regarding pollution, proposed federal regulations affecting the area, and several pending legislative proposals. The letter endorses two pending bills and opposes another pending bill, but does not name any legislator involved (other than the sponsor of one bill, for purposes of identifying the bill), nor does it otherwise encourage the reader to take action with respect to the legislation. The letter is not a grass roots lobbying communication.

Example 4. A pamphlet distributed by organization Z discusses the dangers of drugs and encourages the public to send their legislators a coupon, printed with the statement "I support a drug-free America." The term "drug-free America" is not widely identified with any of the many specific pending legislative proposals regarding drug issues. The pamphlet does not refer to any of the numerous pending legislative proposals, nor does the organization support or oppose a specific legislative proposal. The pamphlet is not a grass roots lobbying communication.

Example 5. A pamphlet distributed by organization B encourages readers to join an organization and "get involved in the fight against drugs." The text states, in the course of a discussion of several current drug issues, that organization B supports a specific bill before Congress that would establish an expanded drug control program. The pamphlet does not encourage readers to communicate with legislators about the bill (such as by including the names of undecided or opposed legislators). The pamphlet is not a grass roots lobbying communication.

Example 6. Organization E, an environmental organization, routinely summarizes in each edition of its newsletter the new environment-related bills that have been introduced in Congress since the last edition of the newsletter. The newsletter identifies each bill by a bill number and the name of the legislation's sponsor. The newsletter also reports on the status of previously introduced environment-related bills. The summaries and status reports do not encourage recipients of the newsletter to take action with respect to legislation, as described in paragraphs (b)(2)(iii) (A) through (D) of this section. Although the summaries and status reports refer to specific legislation and often reflect a view on such legislation, they do not encourage the newsletter recipients to take action with respect to such legislation. The summaries and status reports are not grass roots lobbying communications.

Example 7. Organization B prints in its newsletter a report on pending legislation that B supports, the Family Equity bill. The report refers to and reflects a view on the Family Equity bill, but does not directly encourage recipients to take action. Nor does the report specifically identify any legislator as opposing the communication's view on the legislation, as being undecided, or as being a

eral regulations affecting the area, and several pending legislative proposals. The letter endorses two pending bills and opposes another pending bill, but does not name any legislator involved (other than the sponsor of one bill, for purposes of identifying the bill), nor does it otherwise encourage the reader to take action with respect to the legislation. The letter is not a grass roots lobbying communication.

Example 4. A pamphlet distributed by organization Z discusses the dangers of drugs and encourages the public to send their legislators a coupon, printed with the statement "I support a drug-free America." The term "drug-free America" is not widely identified with any of the many specific pending legislative proposals regarding drug issues. The pamphlet does not refer to any of the numerous pending legislative proposals, nor does the organization support or oppose a specific legislative proposal. The pamphlet is not a grass roots lobbying communication.

Example 5. A pamphlet distributed by organization B encourages readers to join an organization and "get involved in the fight against drugs." The text states, in the course of a discussion of several current drug issues, that organization B supports a specific bill before Congress that would establish an expanded drug control program. The pamphlet does not encourage readers to communicate with legislators about the bill (such as by including the names of undecided or opposed legislators). The pamphlet is not a grass roots lobbying communication.

Example 6. Organization E, an environmental organization, routinely summarizes in each edition of its newsletter the new environment-related bills that have been introduced in Congress since the last edition of the newsletter. The newsletter identifies each bill by a bill number and the name of the legislation's sponsor. The newsletter also reports on the status of previously introduced environment-related bills. The summaries and status reports do not encourage recipients of the newsletter to take action with respect to legislation, as described in paragraphs (b)(2)(iii) (A) through (D) of this section. Although the summaries and status reports refer to specific legislation and often reflect a view on such legislation, they do not encourage the newsletter recipients to take action with respect to such legislation. The summaries and status reports are not grass roots lobbying communications.

Example 7. Organization B prints in its newsletter a report on pending legislation that B supports, the Family Equity bill. The report refers to and reflects a view on the Family Equity bill, but does not directly encourage recipients to take action. Nor does the report specifically identify any legislator as opposing the communication's view on the legislation, as being undecided, or as being a member of the legislative committee or subcommittee that will consider the legislation. However, the report does state the following:

Rep. Doe (D-Ky.) and Rep. Roe (R-Ma.), both ardent supporters of the Family Equity bill, spoke at B's annual convention last week. Both encouraged B's efforts to get the Family Equity bill enacted and stated that they thought the bill could be enacted even over a presidential veto. B's legislative affairs liaison questioned others, who seemed to agree with that assessment. For example, Sen. Roe (I-Ca.) said that he thinks the bill will pass with such a large majority, "the President won't even consider vetoing it."

Assume the newsletter, and thus the report, is sent to individuals throughout the U.S., including some recipients in Kentucky, Massachusetts and California. Because the report is distributed nationally, the mere fact that the report identifies several legislators by party and state as part of its discussion does not mean the report specifically identifies the named legislators as the Kentucky, Massachusetts and California recipients' representatives in the legislature for purposes of paragraph (b)(2)(iii) of this section. The report is not a grass roots lobbying communication.

(B) *Communications that are grass roots lobbying communications.*

Example 1. A pamphlet distributed by organization Y states that the "President's plan for a drug-free America," which will establish a drug control program, should be passed. The pamphlet encourages readers to "write or call your senators and representatives and tell them to vote for the President's plan." No legislative proposal formally bears the name "President's plan for a drug-free America," but that and similar terms have been widely used in connection with specific legislation pending in Congress that was initially proposed by the President. Thus, the pamphlet refers to specific legislation, reflects a view on the legislation, and encourages readers to take action with respect to the legislation. The pamphlet is a grass roots lobbying communication.

Example 2. Assume the same facts as in Example (1), except that the pamphlet does not encourage the public to write or call representatives, but does list the members of the committee that will consider the bill. The pamphlet is a grass roots lobbying communication.

Example 3. Assume the same facts as in Example (1), except that the pamphlet encourages readers to "write the President to urge him to make the bill a top legislative priority" rather than encouraging readers to communicate with members of Congress. The pamphlet is a grass roots lobbying communication.

Example 4. Organization B, a nonmembership organization, includes in one of three sections of its newsletter an endorsement of two pending bills and opposition to another pending bill and also identifies several legislators as undecided on the three bills. The section of the newsletter devoted to the three pending bills is a grass roots lobbying communication.

Example 5. Organization D, a nonmembership organization, sends a letter to all persons on its mailing list. The letter includes an extensive discussion concluding that a significant increase in spending for the Air Force is essential in order to provide an adequate defense of the nation. Prior to a concluding fundraising request, the letter encourages readers to write their Congressional representatives urging increased appropriations to build the B-1 bomber. The letter is a grass roots lobbying communication.

Example 6. The President nominates X for a position in the President's cabinet. Organization Y disagrees with the views of X and does not believe X has the necessary administrative capabilities to effectively run a cabinet-level department. Accordingly, Y sends a general mailing requesting recipients to write to four Senators on the Senate Committee that will consider the nomination. The mailing is a grass roots lobbying communication.

Example 7. Organization F mails letters requesting that each recipient contribute money to or join F. In addition, the letters express F's opposition to a pending bill that is to be voted upon by the U.S. House of Representatives. Although the letters are form letters sent as a mass mailing, each letter is individualized to report to the recipient the name of the recipient's congressional representative. The letters are grass roots lobbying communications.

Example 8. Organization C sends a mailing that opposes a specific legislative proposal and includes a postcard addressed to the President for the recipient to sign stating opposition to the proposal. The letter requests that the recipient send to C a contribution as well as the postcard opposing the proposal. C states in the letter that it will deliver all the postcards to the White House. The letter is a grass roots lobbying communication.

(C) *Additional examples.*

Example 1. The newsletter of an organization concerned with drug issues is circulated primarily to individuals who are not members of the organization. A story in the newsletter reports on the prospects for passage of a specifically identified bill, stating that the organization supports the bill. The newsletter story identifies certain legislators as undecided, but does not state that readers should contact the undecided legislators.

The story does not provide a full and fair exposition sufficient to qualify as nonpartisan analysis, study or research. The newsletter story is a grass roots lobbying communication.

Example 2. Assume the same facts as in Example (1), except that the newsletter story provides a full and fair exposition sufficient to qualify as nonpartisan analysis, study or research. The newsletter story is *not* a grass roots lobbying communication because it is within the exception for nonpartisan analysis, study or research (since it does not *directly* encourage recipients to take action).

Example 3. Assume the same facts as in Example (2), except that the newsletter story explicitly asks readers to contact the undecided legislators. Because the newsletter story directly encourages readers to take action with respect to the legislation, the newsletter story is not within the exception for nonpartisan analysis, study or research. Accordingly, the newsletter story is a grass roots lobbying communication.

Example 4. Assume the same facts as in Example (1), except that the story does not identify any undecided legislators. The story is not a grass roots lobbying communication.

Example 5. X organization places an advertisement that specifically identifies and opposes a bill that X asserts would harm the farm economy. The advertisement is not a mass media communication described in paragraph (b)(5)(ii) of this section and does not directly encourage readers to take action with respect to the bill. However, the advertisement does state that Senator Y favors the legislation. Because the advertisement refers to and reflects a view on specific legislation, and also encourages the readers to take action with respect to the legislation by specifically identifying a legislator who opposes X's views on the legislation, the advertisement is a grass roots lobbying communication.

Example 6. Assume the same facts as in Example (5), except that instead of identifying Senator Y as favoring the legislation, the advertisement identifies the "junior Senator from State Z" as favoring the legislation. The advertisement is a grass roots lobbying communication.

Example 7. Assume the same facts as in Example (5), except that instead of identifying Senator Y as favoring the legislation, the advertisement states: "Even though this bill will have a devastating effect upon the farm economy, most of the Senators from the Farm Belt states are inexplicably in favor of the bill." The advertisement does not specifically identify one or more legislators as opposing the advertisement's view on the bill in question. Accordingly, the advertisement is not a grass roots lobbying communication because it does not encourage readers to take action with respect to the legislation.

Example 8. Organization V trains volunteers to go door-to-door to seek signatures for petitions to be sent to legislators in favor of a specific bill. The volunteers are wholly unreimbursed for their time and expenses. The volunteers' costs (to the extent any are incurred) are not lobbying or exempt purpose expenditures made by V (but the volunteers may not deduct their out-of-pocket expenditures (see section 170(f)(6)). When V asks the volunteers to contact others and urge them to sign the petitions, V encourages those volunteers to take action in favor of the specific bill. Accordingly, V's costs of soliciting the volunteers' help and its costs of training the volunteers are grass roots expenditures. In addition, the costs of preparing, copying, distributing, etc. the petitions (and any other materials on the same specific subject used in the door-to-door signature gathering effort), are grass roots expenditures.

(5) *Special rule for certain mass media advertisements*—(i) *In general.* A mass media advertisement that is not a grass roots lobbying communication under the three-part grass roots lobbying definition contained in paragraph (b)(2) of this section may be a grass roots lobbying communication by virtue of paragraph (b)(5)(ii) of this section. The special rule in paragraph (b)(5)(ii) generally applies only to a limited type of paid advertisements that appear in the mass media.

(ii) *Presumption regarding certain paid mass media advertisements about highly publicized legislation.* If within two weeks before a vote by a legislative body, or a committee (but not a subcommittee) thereof, on a highly publicized piece of legislation, an organization's paid advertisement appears in the mass media, the paid advertisement will be presumed to be a grass roots lobbying communication, but only if the paid advertisement both reflects a view on the general subject of such legislation and either: refers to the highly publicized legislation; or encourages the public to communicate with legislators on the general subject of such legislation. An organization can rebut this presumption by demonstrating that the paid advertisement is a type of communication regularly made by the organization in the mass media without regard to the timing of legislation (that is, a customary course

Example 8. Organization V trains volunteers to go door-to-door to seek signatures for petitions to be sent to legislators in favor of a specific bill. The volunteers are wholly unreimbursed for their time and expenses. The volunteers' costs (to the extent any are incurred) are not lobbying or exempt purpose expenditures made by V (but the volunteers may not deduct their out-of-pocket expenditures (see section 170(f)(6)). When V asks the volunteers to contact others and urge them to sign the petitions, V encourages those volunteers to take action in favor of the specific bill. Accordingly, V's costs of soliciting the volunteers' help and its costs of training the volunteers are grass roots expenditures. In addition, the costs of preparing, copying, distributing, etc. the petitions (and any other materials on the same specific subject used in the door-to-door signature gathering effort), are grass roots expenditures.

(5) *Special rule for certain mass media advertisements*—(i) *In general.* A mass media advertisement that is not a grass roots lobbying communication under the three-part grass roots lobbying definition contained in paragraph (b)(2) of this section may be a grass roots lobbying communication by virtue of paragraph (b)(5)(ii) of this section. The special rule in paragraph ;b)(5)(ii) generally applies only to a .imited type of paid advertisements ;hat appear in the mass media.

(ii) *Presumption regarding certain paid nass media advertisements about highly ublicized legislation.* If within two reeks before a vote by a legislative ody, or a committee (but not a subommittee) thereof, on a highly pubcized piece of legislation, an organiza-.on's paid advertisement appears in ie mass media, the paid advertise-.ent will be presumed to be a grass ots lobbying communication, but ly if the paid advertisement both re-ects a view on the general subject of ch legislation and either: refers to e highly publicized legislation; or en-urages the public to communicate th legislators on the general subject such legislation. An organization 1 rebut this presumption by dem-strating that the paid advertisement a type of communication regularly de by the organization in the mass dia without regard to the timing of islation (that is, a customary course of business exception) or that the timing of the paid advertisement was unrelated to the upcoming legislative action. Notwithstanding the fact that an organization successfully rebuts the presumption, a mass media communication described in this paragraph (b)(5)(ii) is a grass roots lobbying communication if the communication would be a grass roots lobbying communication under the rules contained in paragraph (b)(2) of this section.

(iii) *Definitions*—(A) *Mass media.* For purposes of this paragraph (b)(5), the term "mass media" means television, radio, billboards and general circulation newspapers and magazines. General circulation newspapers and magazines do not include newspapers or magazines published by an organization for which the expenditure test election under section 501(h) is in effect, except where both: The total circulation of the newspaper or magazine is greater than 100,000; and fewer than one-half of the recipients are members of the organization (as defined in § 56.4911–5(f)).

(B) *Paid advertisement.* For purposes of this paragraph (b)(5), where an electing public charity is itself a mass media publisher or broadcaster, all portions of that organization's mass media publications or broadcasts are treated as paid advertisements in the mass media, except those specific portions that are advertisements paid for by another person. The term "mass media" is defined in paragraph (b)(5)(iii)(A).

(C) *Highly publicized.* For purposes of this paragraph (b)(5), "highly publicized" means frequent coverage on television and radio, and in general circulation newspapers, during the two weeks preceding the vote by the legislative body or committee. In the case of state or local legislation, "highly publicized" means frequent coverage in the mass media that serve the State or local jurisdiction in question. Even where legislation receives frequent coverage, it is "highly publicized" only if the pendency of the legislation or the legislation's general terms, purpose, or effect are known to a significant segment of the general public (as opposed to the particular interest groups directly affected) in the area in which the paid mass media advertisement appears.

(iv) *Examples.* The special rule of this paragraph (b)(5) is illustrated by the following examples. The expenditure test election under section 501(h) is assumed to be in effect for all organizations discussed in the examples in this paragraph (b)(5)(iv):

Example 1. Organization X places a television advertisement advocating one of the President's major foreign policy initiatives, as outlined by the President in a series of speeches and as drafted into proposed legislation. The initiative is popularly known as "the President's World Peace Plan," and is voted upon by the Senate four days after X's advertisement. The advertisement concludes: "SUPPORT THE PRESIDENT'S WORLD PEACE PLAN!" The President's plan and position are highly publicized during the two weeks before the Senate vote, as evidenced by: coverage of the plan on several nightly television network news program; more than one article about the plan on the front page of a majority of the country's ten largest daily general circulation newspapers; and an editorial about the plan in four of the country's ten largest daily general circulation newspapers. Although the advertisement does not encourage readers to contact legislators or other government officials, the advertisement does refer to specific legislation and reflect a view on the general subject of the legislation. The communication is presumed to be a grass roots lobbying communication.

Example 2. Assume the same facts as in Example (1), except that the advertisement appears three weeks before the Senate's vote on the plan. Because the advertisement appears more than two weeks before the legislative vote, the advertisement is *not* within the scope of the special rule for mass media communications on highly publicized legislation. Accordingly, the advertisement is a grass roots lobbying communication only if it is described in the general definition contained in paragraph (b)(2) of this section. Because the advertisement does not encourage recipients to take action with respect to the legislation in question, the advertisement is not a grass roots lobbying communication.

Example 3. Organization Y places a newspaper advertisement advocating increased government funding for certain public works projects the President has proposed and that are being considered by a legislative committee. The advertisement explains the President's proposals and concludes: "SUPPORT FUNDING FOR THESE VITAL PROJECTS!" The advertisement does not encourage readers to contact legislators or other government officials nor does it name any undecided legislators, but it does name

the legislation being considered by the committee. The President's proposed funding of public works, however, is not highly publicized during the two weeks before the vote: there has been little coverage of the issue on nightly television network news programs, only one front-page article on the issue in the country's ten largest daily general circulation newspapers, and only one editorial about the issue in the country's ten largest daily general circulation newspapers. Two days after the advertisement appears, the committee votes to approve funding of the projects. Although the advertisement appears less than two weeks before the legislative vote, the advertisement is *not* within the scope of the special rule for mass media communications on highly publicized legislation because the issue of funding for public works projects is not highly publicized. Thus, the advertisement is a grass roots lobbying communication only if it is described in the general definition contained in paragraph (b)(2) of this section. Because the advertisement does not encourage recipients to take action with respect to the legislation in question, the advertisement is not a grass roots lobbying communication.

Example 4. Organization P places numerous advertisements in the mass media about a bill being considered by the State Assembly. The bill is highly publicized, as evidenced by numerous front-page articles, editorials and letters to the editor published in the state's general circulation daily newspapers, as well as frequent coverage of the bill by the television and radio stations serving the state. The advertisements run over a three week period and, in addition to showing pictures of a family being robbed at gunpoint, say: "The State Assembly is considering a bill to make gun ownership illegal. This outrageous legislation would violate your constitutional rights and the rights of other law-abiding citizens. If this legislation is passed, you and your family will be criminals if you want to exercise your right to protect yourselves." The advertisements refer to and reflect a view on a specific bill but do not encourage recipients to take action. Sixteen days after the last advertisement runs, a State Assembly committee votes to defeat the legislation. None of the advertisements is a grass roots lobbying communication.

Example 5. Assume the same facts as in Example (4), except that it is publicly announced prior to the advertising campaign that the committee vote is scheduled for five days after the last advertisement runs. Because of public pressure resulting from the advertising campaign, the bill is withdrawn and no vote is ever taken. None of the advertisements is a grass roots lobbying communication.

(c) *Exceptions to the definitions of direct lobbying communication and grass roots lobbying communication*—(1) *Nonpartisan analysis, study, or research exception*—(i) *In general.* Engaging in nonpartisan analysis, study, or research and making available to the general public or a segment or members thereof or to governmental bodies, officials, or employees the results of such work constitute neither a direct lobbying communication under § 56.4911–2(b)(1) nor a grass roots lobbying communication under § 56.4911–2(b)(2).

(ii) *Nonpartisan analysis, study, or research.* For purposes of this section, "nonpartisan analysis, study, or research" means an independent and objective exposition of a particular subject matter, including any activity that is "educational" within the meaning of § 1.501(c)(3)–1(d)(3). Thus, "nonpartisan analysis, study, or research" may advocate a particular position or viewpoint so long as there is a sufficiently full and fair exposition of the pertinent facts to enable the public or an individual to form an independent opinion or conclusion. The mere presentation of unsupported opinion, however, does not qualify as "nonpartisan analysis, study, or research".

(iii) *Presentation as part of a series.* Normally, whether a publication or broadcast qualifies as "nonpartisan analysis, study, or research" will be determined on a presentation-by-presentation basis. However, if a publication or broadcast is one of a series prepared or supported by an electing organization and the series as a whole meets the standards of paragraph (c)(1)(ii) of this section, then any individual publication or broadcast within the series is not a direct or grass roots lobbying communication even though such individual broadcast or publication does not, by itself, meet the standards of paragraph (c)(1)(ii) of this section. Whether a broadcast or publication is considered part of a series will ordinarily depend upon all the facts and circumstances of each particular situation. However, with respect to broadcast activities, all broadcasts within any period of six consecutive months will ordinarily be eligible to be considered as part of a series. If an electing organization times or channels a part of a series which is described in this

roots lobbying communication—(1) *Nonpartisan analysis, study, or research exception*—(i) *In general.* Engaging in nonpartisan analysis, study, or research and making available to the general public or a segment or members thereof or to governmental bodies, officials, or employees the results of such work constitute neither a direct lobbying communication under § 56.4911–2(b)(1) nor a grass roots lobbying communica-ion under § 56.4911–2(b)(2).

(ii) *Nonpartisan analysis, study, or re-earch.* For purposes of this section, 'nonpartisan analysis, study, or re-earch" means an independent and ob-ective exposition of a particular sub-ect matter, including any activity hat is "educational" within the mean-ng of § 1.501(c)(3)–1(d)(3). Thus, "non-artisan analysis, study, or research" nay advocate a particular position or iewpoint so long as there is a suffi-iently full and fair exposition of the ertinent facts to enable the public or n individual to form an independent pinion or conclusion. The mere pres-ntation of unsupported opinion, how-ver, does not qualify as "nonpartisan nalysis, study, or research".

(iii) *Presentation as part of a series.* ormally, whether a publication or oadcast qualifies as "nonpartisan nalysis, study, or research" will be de-rmined on a presentation-by-presen-tion basis. However, if a publication broadcast is one of a series prepared supported by an electing organiza-n and the series as a whole meets e standards of paragraph (c)(1)(ii) of is section, then any individual publi-tion or broadcast within the series is t a direct or grass roots lobbying nmunication even though such indi-lual broadcast or publication does , by itself, meet the standards of agraph (c)(1)(ii) of this section. ether a broadcast or publication is sidered part of a series will ordi-ily depend upon all the facts and umstances of each particular situa-. However, with respect to broad-t activities, all broadcasts within period of six consecutive months oridinarily be eligible to be consid-l as part of a series. If an electing nization times or channels a part series which is described in this

paragraph (c)(1)(iii) in a manner designed to influence the general public or the action of a legislative body with respect to a specific legislative proposal, the expenses of preparing and distributing such part of the analysis, study, or research will be expenditures for a direct or grass roots lobbying communications, as the case may be.

(iv) *Making available results of nonpartisan analysis, study, or research.* An organization may choose any suitable means, including oral or written presentations, to distribute the results of its nonpartisan analysis, study, or research, with or without charge. Such means include distribution of reprints of speeches, articles and reports; presentation of information through conferences, meetings and discussions; and dissemination to the news media, including radio, television and newspapers, and to other public forums. For purposes of this paragraph (c)(1)(iv), such communications may not be limited to, or be directed toward, persons who are interested solely in one side of a particular issue.

(v) *Subsequent lobbying use of certain analysis, study or research.* Even though certain analysis, study or research is initially within the exception for nonpartisan analysis, study or research, subsequent use of that analysis, study or research for grass roots lobbying may cause that analysis, study or research to be treated as a grass roots lobbying communication that is not within the exception for nonpartisan analysis, study or research. This paragraph (c)(1)(v) does not cause any analysis, study or research to be considered a direct lobbying communication. For rules regarding when analysis, study or research is treated as a grass roots lobbying communication that is not within the scope of the exception for nonpartisan analysis, study or research, see paragraph (b)(2)(v) of this section.

(vi) *Directly encouraging action by recipients of a communication.* A communication that reflects a view on specific legislation is not within the nonpartisan analysis, study, or research exception of this paragraph (c)(1) if the communication directly encourages the recipient to take action with respect to such legislation. For purposes of this section, a communication directly encourages the recipient to take action with respect to legislation if the communication is described in one or more of paragraphs (b)(2)(iii) (A) through (C) of this section. As described in paragraph (b)(2)(iv) of this section, a communication would encourage the recipient to take action with respect to legislation, but not directly encourage such action, if the communication does no more than specifically identify one or more legislators who will vote on the legislation as: opposing the communication's view with respect to the legislation; being undecided with respect to the legislation; being the recipient's representative in the legislature; or being a member of the legislative committee or subcommittee that will consider the legislation.

(vii) *Examples.* The provisions of this paragraph (c)(1) may be illustrated by the following examples:

Example 1. Organization M establishes a research project to collect information for the purpose of showing the dangers of the use of pesticides in raising crops. The information collected includes data with respect to proposed legislation, pending before several State legislatures, which would ban the use of pesticides. The project takes favorable positions on such legislation without producing a sufficiently full and fair exposition of the pertinent facts to enable the public or an individual to form an independent opinion or conclusion on the pros and cons of the use of pesticides. This project is not within the exception for nonpartisan analysis, study, or research because it is designed to present information merely on one side of the legislative controversy.

Example 2. Organization N establishes a research project to collect information concerning the dangers of the use of pesticides in raising crops for the ostensible purpose of examining and reporting information as to the pros and cons of the use of pesticides in raising crops. The information is collected and distributed in the form of a published report which analyzes the effects and costs of the use and nonuse of various pesticides under various conditions on humans, animals and crops. The report also presents the advantages, disadvantages, and economic cost of allowing the continued use of pesticides unabated, of controlling the use of pesticides, and of developing alternatives to pesticides. Even if the report sets forth conclusions that the disadvantages as a result of using pesticides are greater than the advantages of using pesticides and that prompt legislative regulation of the use of pesticides

is needed, the project is within the exception for nonpartisan analysis, study, or research since it is designed to present information on both sides of the legislative controversy and presents a sufficiently full and fair exposition of the pertinent facts to enable the public or an individual to form an independent opinion or conclusion.

Example 3. Organization O establishes a research project to collect information on the presence or absence of disease in humans from eating food grown with pesticides and the presence or absence of disease in humans from eating food not grown with pesticides. As part of the research project, O hires a consultant who prepares a "fact sheet" which calls for the curtailment of the use of pesticides and which addresses itself to the merits of several specific legislative proposals to curtail the use of pesticides in raising crops which are currently pending before State Legislatures. The "fact sheet" presents reports of experimental evidence tending to support its conclusions but omits any reference to reports of experimental evidence tending to dispute its conclusions. O distributes ten thousand copies to citizens' groups. Expenditures by O in connection with this work of the consultant are not within the exception for nonpartisan analysis, study, or research.

Example 4. P publishes a bi-monthly newsletter to collect and report all published materials, ongoing research, and new developments with regard to the use of pesticides in raising crops. The newsletter also includes notices of proposed pesticide legislation with impartial summaries of the provisions and debates on such legislation. The newsletter does not encourage recipients to take action with respect to such legislation, but is designed to present information on both sides of the legislative controversy and does present such information fully and fairly. It is within the exception for nonpartisan analysis, study, or research.

Example 5. X is satisfied that A, a member of the faculty of Y University, is exceptionally well qualified to undertake a project involving a comprehensive study of the effects of pesticides on crop yields. Consequently, X makes a grant to A to underwrite the cost of the study and of the preparation of a book on the effect of pesticides on crop yields. X does not take any position on the issues or control the content of A's output. A produces a book which concludes that the use of pesticides often has a favorable effect on crop yields, and on that basis argues against pending bills which would ban the use of pesticides. A's book contains a sufficiently full and fair exposition of the pertinent facts, including known or potential disadvantages of the use of pesticides, to enable the public or an individual to form an independent opinion or conclusion as to whether pesticides should be banned as provided in the pending bills. The book does not directly encourage readers to take action with respect to the pending bills. Consequently, the book is within the exception for nonpartisan analysis, study, or research.

Example 6. Assume the same facts as Example (2), except that, instead of issuing a report, X presents within a period of 6 consecutive months a two-program television series relating to the pesticide issue. The first program contains information, arguments, and conclusions favoring legislation to restrict the use of pesticides. The second program contains information, arguments, and conclusions opposing legislation to restrict the use of pesticides. The programs are broadcast within 6 months of each other during commensurate periods of prime time. X's programs are within the exception for nonpartisan analysis, study, or research. Although neither program individually could be regarded as nonpartisan, the series of two programs constitutes a balanced presentation.

Example 7. Assume the same facts as in Example (6), except that X arranged for televising the program favoring legislation to restrict the use of pesticides at 8:00 on a Thursday evening and for televising the program opposing such legislation at 7:00 on a Sunday morning. X's presentation is not within the exception for nonpartisan analysis, study, or research, since X disseminated its information in a manner prejudicial to one side of the legislative controversy.

Example 8. Organization Z researches, writes, prints and distributes a study on the use and effects of pesticide X. A bill is pending in the U.S. Senate to ban the use of pesticide X. Z's study leads to the conclusion that pesticide X is extremely harmful and that the bill pending in the U.S. Senate is an appropriate and much needed remedy to solve the problems caused by pesticide X. The study contains a sufficiently full and fair exposition of the pertinent facts, including known or potential advantages of the use of pesticide X, to enable the public or an individual to form an independent opinion or conclusion as to whether pesticides should be banned as provided in the pending bills. In its analysis of the pending bill, the study names certain undecided Senators on the Senate committee considering the bill. Although the study meets the three part test for determining whether a communication is a grass roots lobbying communication, the study is within the exception for nonpartisan analysis, study or research, because it does not directly encourage recipients of the communication to urge a legislator to oppose the bill.

Example 9. Assume the same facts as in Example (8), except that, after stating support for the pending bill, the study concludes:

he book does not directly encourage read-
:s to take action with respect to the pend-
ıg bills. Consequently, the book is within
ıe exception for nonpartisan analysis,
udy, or research.

Example 6. Assume the same facts as Exam-
e (2), except that, instead of issuing a re-
rt, X presents within a period of 6 consecu-
'e months a two-program television series
ating to the pesticide issue. The first pro-
ım contains information, arguments, and
ıclusions favoring legislation to restrict
: use of pesticides. The second program
ıtains information, arguments, and con-
sions opposing legislation to restrict the
of pesticides. The programs are broad-
t within 6 months of each other during
ımensurate periods of prime time. X's
grams are within the exception for non-
:isan analysis, study, or research. Al-
ıgh neither program individually could
egarded as nonpartisan, the series of two
rams constitutes a balanced presen-
ɔn.

ample 7. Assume the same facts as in Ex-
le (6), except that X arranged for tele-
g the program favoring legislation to
ict the use of pesticides at 8:00 on a
sday evening and for televising the pro-
opposing such legislation at 7:00 on a
ay morning. X's presentation is not
n the exception for nonpartisan anal-
study, or research, since X dissemi-
its information in a manner preju-
to one side of the legislative con-
'sy.

nple 8. Organization Z researches,
, prints and distributes a study on the
d effects of pesticide X. A bill is pend-
the U.S. Senate to ban the use of pes-
X. Z's study leads to the conclusion
esticide X is extremely harmful and
ıe bill pending in the U.S. Senate is an
riate and much needed remedy to
he problems caused by pesticide X.
udy contains a sufficiently full and
osition of the pertinent facts, includ-
wn or potential advantages of the use
cide X, to enable the public or an in-
l to form an independent opinion or
ion as to whether pesticides should be
as provided in the pending bills. In
ysis of the pending bill, the study
ertain undecided Senators on the
ommittee considering the bill. Al-
he study meets the three part test
mining whether a communication is
roots lobbying communication, the
within the exception for nonpartisan
study or research, because it does
tly encourage recipients of the com-
on to urge a legislator to oppose the

9. Assume the same facts as in Ex-
except that, after stating support
ending bill, the study concludes:

"You should write to the undecided committee members to support this crucial bill." The study is not within the exception for nonpartisan analysis, study or research because it directly encourages the recipients to urge a legislator to support a specific piece of legislation.

Example 10. Organization X plans to conduct a lobbying campaign with respect to illegal drug use in the United States. It incurs $5,000 in expenses to conduct research and prepare an extensive report primarily for use in the lobbying campaign. Although the detailed report discusses specific pending legislation and reaches the conclusion that the legislation would reduce illegal drug use, the report contains a sufficiently full and fair exposition of the pertinent facts to enable the public or an individual to form an independent conclusion regarding the effect of the legislation. The report does not encourage readers to contact legislators regarding the legislation. Accordingly, the report does not, in and of itself, constitute a lobbying communication.

Copies of the report are available to the public at X's office, but X does not actively distribute the report or otherwise seek to make the contents of the report available to the general public. Whether or not X's distribution is sufficient to meet the requirement in § 56.4911–2(c)(1)(iv) that a nonpartisan communication be made available, X's distribution is not substantial (for purposes of § 56.4911–2(b)(2)(v)(E)) in light of all of the facts and circumstances, including the normal distribution pattern of similar nonpartisan reports. X then mails copies of the report, along with a letter, to 10,000 individuals on X's mailing list. In the letter, X requests that individuals contact legislators urging passage of the legislation discussed in the report. Because X's research and report were primarily undertaken by X for lobbying purposes and X did not make a substantial distribution of the report (without an accompanying lobbying message) prior to or contemporaneously with the use of the report in lobbying, the report is a grass roots lobbying communication that is not within the exception for nonpartisan analysis, study or research.

Example 11. Assume the same facts as in Example (10), except that before using the report in the lobbying campaign, X sends the research and report (without an accompanying lobbying message) to universities and newspapers. At the same time, X also advertises the availability of the report in its newsletter. This distribution is similar in scope to the normal distribution pattern of similar nonpartisan reports. In light of all of the facts and circumstances, X's distribution of the report is substantial. Because of X's substantial distribution of the report, X's primary purpose will be considered to be other than for use in lobbying and the report will not be considered a grass roots lobbying communication. Accordingly, only the expenditures for copying and mailing the report to the 10,000 individuals on X's mailing list, as well as for preparing and mailing the letter, are expenditures for grass roots lobbying communications.

Example 12. Organization M pays for a bumper sticker that reads: "STOP ABORTION: Vote NO on Prop. X!" M also pays for a 30-second television advertisement and a billboard that similarly advocate opposition to Prop. X. In light of the limited scope of the communications, none of the communications is within the exception for nonpartisan analysis, study or research. First, none of the communications rises to the level of analysis, study or research. Second, none of the communications is nonpartisan because none contains a sufficiently full and fair exposition of the pertinent facts to enable the public or an individual to form an independent opinion or conclusion. Thus, each communication is a direct lobbying communication.

(2) *Examinations and discussions of broad social, economic, and similar problems.* Examinations and discussions of broad social, economic, and similar problems are neither direct lobbying communications under § 56.4911–2(b)(1) nor grass roots lobbying communications under § 56.4911–2(b)(2) even if the problems are of the type with which government would be expected to deal ultimately. Thus, under §§ 56.4911–2(b)(1) and (2), lobbying communications do not include public discussion, or communications with members of legislative bodies or governmental employees, the general subject of which is also the subject of legislation before a legislative body, so long as such discussion does not address itself to the merits of a specific legislative proposal and so long as such discussion does not directly encourage recipients to take action with respect to legislation. For example, this paragraph (c)(2) excludes from grass roots lobbying under § 56.4911–2(b)(2) an organization's discussions of problems such as environmental pollution or population growth that are being considered by Congress and various State legislatures, but only where the discussions are not directly addressed to specific legislation being considered, and only where the discussions do not directly encourage recipients of the communication to contact a legislator, an employee of a

legislative body, or a government official or employee who may participate in the formulation of legislation.

(3) *Requests for technical advice.* A communication is not a direct lobbying communication under § 56.4911-2(b)(1) if the communication is the providing of technical advice or assistance to a governmental body, a governmental committee, or a subdivision of either in response to a written request by the body, committee, or subdivision, as set forth in § 53.4945-2(d)(2).

(4) *Communications pertaining to "self-defense" by the organization.* A communication is not a direct lobbying communication under § 56.4911-2(b)(1) if either:

(i) The communication is an appearance before, or communication with, any legislative body with respect to a possible action by the body that might affect the existence of the electing public charity, its powers and duties, its tax-exempt status, or the deductibility of contributions to the organization, as set forth in § 53.4945-2(d)(3);

(ii) The communication is by a member of an affiliated group of organizations (within the meaning of § 56.4911-7(e)), and is an appearance before, or communication with, a legislative body with respect to a possible action by the body that might affect the existence of any other member of the group, its powers and duties, its tax-exempt status, or the deductibility of contributions to it;

(iii) The communication is by an electing public charity more than 75 percent of the members of which are other organizations that are described in section 501(c)(3), and is an appearance before, or communication with, any legislative body with respect to a possible action by the body which might affect the existence of one or more of the section 501(c)(3) member organizations, their powers, duties, or tax-exempt status, or the deductibility (under section 170) of contributions to one or more of the section 501(c)(3) member organizations, but only if the principal purpose of the appearance or communication is to defend the section 501(c)(3) member organizations (rather than the non-section 501(c)(3) member organizations); or

(iv) The communication is by an electing public charity that is a member of a limited affiliated group or organizations under § 56.4911-10, and is an appearance before, or communication with, the Congress of the United States with respect to a possible action by the Congress that might affect the existence of any member of the limited affiliated group, its powers and duties, tax-exempt status, or the deductibility of contributions to it.

(v) Under the self-defense exception of paragraphs (c)(4) (i) through (iv) of this section, a charity may communicate with an entire legislative body, with committees or subcommittees of a legislative body, with individual legislators, with legislative staff members, or with representatives of the executive branch who are involved with the legislative process, so long as such communication is limited to the prescribed subjects. Similarly, under the self-defense exception, a charity may make expenditures in order to initiate legislation if such legislation concerns only matters which might affect the existence of the charity, its powers and duties, its tax-exempt status, or the deductibility of contributions to such charity. For examples illustrating the application and scope of the self-defense exception of this paragraph (c)(4), see § 53.4945-2(d)(3)(ii).

(d) *Definitions.* For purposes of section 4911 and the regulations thereunder—

(1) *Legislation*—(i) *In general.* "Legislation" includes action by the Congress, any state legislature, any local council, or similar legislative body, or by the public in a referendum, ballot initiative, constitutional amendment, or similar procedure. "Legislation" includes a proposed treaty required to be submitted by the President to the Senate for its advice and consent from the time the President's representative begins to negotiate its position with the prospective parties to the proposed treaty.

(ii) *Definition of specific legislation.* For purposes of paragraphs (b)(1) and (b)(2) of this section, "specific legislation" includes both legislation that has already been introduced in a legislative body and a specific legislative proposal that the organization either supports

he communication is by an
public charity that is a mem-
limited affiliated group or or-
ons under §56.4911-10, and is an
ice before, or communication
Congress of the United States
ject to a possible action by the
that might affect the exist-
iny member of the limited af-
group, its powers and duties,
ipt status, or the deductibility
butions to it.
ler the self-defense exception
raphs (c)(4) (i) through (iv) of
ion, a charity may commu-
ith an entire legislative body,
mittees or subcommittees of
tive body, with individual leg-
with legislative staff mem-
with representatives of the ex-
ranch who are involved with
lative process, so long as such
cation is limited to the pre-
ubjects. Similarly, under the
ise exception, a charity may
penditures in order to initiate
n if such legislation concerns
tters which might affect the
of the charity, its powers and
s tax-exempt status, or the de-
y of contributions to such
For examples illustrating the
on and scope of the self-de-
eption of this paragraph (c)(4),
45-2(d)(3)(ii).
initions. For purposes of sec-
and the regulations there-

slation—(i) *In general.* "Legis-
ncludes action by the Con-
y state legislature, any local
or similar legislative body, or
ublic in a referendum, ballot
, constitutional amendment,
r procedure. "Legislation" in-
proposed treaty required to be
l by the President to the Sen-
s advice and consent from the
President's representative be-
egotiate its position with the
ve parties to the proposed

inition of specific legislation.
oses of paragraphs (b)(1) and
his section, "specific legisla-
udes both legislation that has
een introduced in a legislative
a specific legislative proposal
organization either supports

or opposes. In the case of a referendum, ballot initiative, constitutional amendment, or other measure that is placed on the ballot by petitions signed by a required number or percentage of voters, an item becomes "specific legislation" when the petition is first circulated among voters for signature.

(iii) *Examples.* The terms "legislation" and "specific legislation" are illustrated using the following examples:

Example 1. A nonmembership organization includes in its newsletter an article about problems with the use of pesticide X that states in part: "Legislation that is pending in Congress would prohibit the use of this very dangerous pesticide. Fortunately, the legislation will probably be passed. Write your congressional representatives about this important issue." This is a grass roots lobbying communication that refers to and reflects a view on specific legislation and that encourages recipients to take action with respect to that legislation.

Example 2. An organization based in State A notes in its newsletter that State Z has passed a bill to accomplish a stated purpose and then says that State A should pass such a bill. The organization urges readers to write their legislators in favor of such a bill. No such bill has been introduced into the State A legislature. The organization has referred to and reflected a view on a specific legislative proposal and has also encouraged readers to take action thereon.

(2) *Action.* The term "action" in paragraph (d)(1)(i) of this section is limited to the introduction, amendment, enactment, defeat or repeal of Acts, bills, resolutions, or similar items.

(3) *Legislative body.* "Legislative body" does not include executive, judicial, or administrative bodies.

(4) *Administrative bodies.* "Administrative bodies" includes school boards, housing authorities, sewer and water districts, zoning boards, and other similar Federal, State, or local special purpose bodies, whether elective or appointive. Thus, for example, for purposes of section 4911, the term "any attempt to influence any legislation" does not include attempts to persuade an executive body or department to form, support the formation of, or to acquire property to be used for the formation or expansion of, a public park or equivalent preserves (such as public recreation areas, game, or forest preserves, and soil demonstration areas) established or to be established by act of Congress, by executive action in accordance with an act of Congress, or by a State, municipality or other governmental unit described in section 170(c)(1), as compared with attempts to persuade a legislative body, a member thereof, or other governmental official or employee, to promote the appropriation of funds for such an acquisition or other legislative authorization of such an acquisition. Therefore, for example, an organization would not be influencing legislation for purposes of section 4911, if it proposed to a Park Authority that it purchase a particular tract of land for a new park, even though such an attempt would necessarily require the Park Authority eventually to seek appropriations to support a new park. However, in such a case, the organization would be influencing legislation, for purposes of section 4911, if it provided the Park Authority with a proposed budget to be submitted to a legislative body, unless such submission is described by one of the exceptions set forth in paragraph (c) of this section.

§56.4911-3 Expenditures for direct and/or grass roots lobbying communications.

(a) *Definition of term "expenditures for"*—(1) *In general.* This §56.4911-3 contains allocation rules regarding what portion of a lobbying communication's costs is a direct lobbying expenditure, what portion is a grass roots expenditure and what portion is, in certain cases, a nonlobbying expenditure. Except as otherwise indicated in this paragraph (a), all costs of preparing a direct or grass roots lobbying communication are included as expenditures for direct or grass roots lobbying. Expenditures for a direct or grass roots lobbying communication ("lobbying expenditures") include amounts paid or incurred as current or deferred compensation for an employee's services attributable to the direct or grass roots lobbying communication, and the allocable portion of administrative, overhead, and other general expenditures attributable to the direct or grass roots lobbying communication.